2017 ANNUAL REPORT

INTL FCStone®

Commodities Global Payments Foreign Exchange Securities

INTL FCStone®

We Open Markets.

We are a diversified global financial services company providing clearing and execution, risk management and advisory services, and market intelligence across asset classes and markets around the world.

FINANCIAL HIGHLIGHTS

OPERATING REVENUES (in millions)


2017 $784.0
2016 $671.0
2015 $624.3
2014 $490.9
2013 $468.2

INCOME FROM CONTINUING OPERATIONS, BEFORE TAX (in millions)


2017 $15.2
2016 $72.7
2015 $78.1
2014 $26.0
2013 $21.2

TOTAL ASSETS (in millions)


2017 $6,243.4
2016 $5,950.3
2015 $5,070.0
2014 $3,039.7
2013 $2,848.0

STOCKHOLDERS' EQUITY (in millions)


2017 $449.9
2016 $433.8
2015 $397.1
2014 $345.4
2013 $335.4

NET ASSET VALUE PER SHARE


2017 $24.02
2016 $23.56
2015 $21.11
2014 $18.29
2013 $17.46

SELECTED SUMMARY FINANCIAL INFORMATION

(IN MILLIONS, EXCEPT SHARE AND PER SHARE AMOUNTS)	2017	2016	2015	2014	2013
Operating revenues	$ 784.0	$ 671.0	$ 624.3	$ 490.9	$ 468.2
Transaction-based clearing expenses	136.3	129.9	122.7	108.5	110.1
Introducing broker commissions	113.0	68.9	52.7	49.9	40.5
Interest expense	42.1	28.3	17.1	10.5	7.9
Net operating revenues	**492.6**	**443.9**	**431.8**	**322.0**	**309.7**
Compensation and other expenses:					
Compensation and benefits	295.7	263.9	251.1	201.9	198.7
Communication and data services	39.4	32.7	28.1	25.8	23.1
Occupancy and equipment rental	15.2	13.3	13.5	12.3	12.0
Professional fees	15.2	14.0	12.5	14.9	12.4
Travel and business development	13.3	11.5	10.5	9.9	10.4
Depreciation and amortization	9.8	8.2	7.2	7.3	8.0
Bad debts	4.3	4.4	7.3	5.5	0.8
Bad debt on physical coal	47.0	—	—	—	—
Other	37.5	29.4	23.5	18.4	23.1
Total compensation and other expenses	**477.4**	**377.4**	**353.7**	**296.0**	**288.5**
Gain on acquisitions	—	6.2	—	—	—
Income from continuing operations, before tax	15.2	72.7	78.1	26.0	21.2
Income tax expense	8.8	18.0	22.4	6.4	2.6
Net income from continuing operations	6.4	54.7	55.7	19.6	18.6
(Loss) income from discontinued operations, net of tax	—	—	—	-0.3	0.7
Net income	**6.4**	**54.7**	**55.7**	**19.3**	**19.3**
Earnings per share:					
Basic	$ 0.32	$ 2.94	$ 2.94	$ 1.01	$ 1.01
Diluted	$ 0.31	$ 2.90	$ 2.87	$ 0.98	$ 0.97
Number of shares:					
Basic	18,395,987	18,410,561	18,525,374	18,528,302	18,443,233
Diluted	18,687,354	18,625,372	18,932,235	19,132,302	19,068,497
Selected Balance Sheet Information:					
Total assets	$6,243.4	$5,950.3	$5,070.0	$3,039.7	$2,848.0
Lenders under loans	$ 230.2	$ 182.8	$ 41.6	$ 22.5	$ 61.0
Senior unsecured notes	—	$ 45.5	$ 45.5	$ 45.5	$ 45.5
Stockholders' equity	$ 449.9	$ 433.8	$ 397.1	$ 345.4	$ 335.4
Other Data:					
Return on average stockholders' equity (from continuing operations) (a)	1.5%	13.2%	15.0%	5.8 %	5.7 %
EBITDA	$ 67.1	$ 109.2	$ 102.4	$ 43.8	$ 37.1
Employees, end of period	1,607	1,464	1,231	1,141	1,094
Compensation and benefits as a percentage of operating revenues	37.7%	39.3%	40.2%	41.1 %	42.4 %

(a) For all periods presented, the return on average stockholders' equity (from continuing operations) excludes the effects of discontinued operations and net loss attributable to noncontrolling interests.

WE OPEN MARKETS

We are a diversified global financial services company providing clearing and execution, risk management and advisory services, and market intelligence across asset classes and markets around the world. Our global platform has a physical presence in key financial markets and has the regulatory approvals to execute both exchange-listed contracts and over-the-counter instruments in our chosen asset classes.

We create value for our customers by providing efficient access to global financial markets, along with deep industry and financial expertise, extensive network relationships, and high-touch service when desired. This philosophy has enabled us to establish leadership positions in a number of complex fields in financial markets around the world.

With roots dating back to 1924, we specialize in serving customers in the commodities, securities, global payments and foreign exchange markets, among others. Our customers include commercial entities, asset managers, introducing broker-dealers, insurance companies, brokers, institutional investors, commercial and investment banks, and both governmental and nongovernmental organizations.

Our customer-first approach emphasizes guidance, integrity, transparency and trust. This differentiates us from large banking institutions and often leads to deeply valued, long-term relationships.

Well-capitalized and committed to regulatory compliance, our company is supported by our global infrastructure of regulated operating subsidiaries, our advanced technology platforms, and our team of more than 1,600 employees. We currently serve more than 20,000 customer accounts based in more than 130 countries.

1924	1930	1970	1978	1981
Saul Stone, a door-to-door egg wholesaler, formed Saul Stone and Company, predecessor to FCStone.	In the 1930's, Saul Stone and Company became one of the first clearing members of the Chicago Mercantile Exchange (CME).	In the early 1970's, Saul Stone and Company became one of the major innovators on the CME's International Monetary Market, bringing financial futures to the forefront of the industry.	A new entity called Farmers Commodities Corporation was formed to accommodate the grain hedging brokerage services.	International Assets was established as an internationally focused boutique brokerage firm.

BY THE NUMBERS

$450 Million Stockholders' Equity

Access to 36 Global Exchanges

$620.9 Billion FX Prime Brokerage

1.4 Million OTC Contracts Traded

$6 Million Net Income

137 Million Gold Equivalent Ounces Traded

$2.0 Billion Average Custom Equity

$88 Billion Equity Market Making

$784 Million Operating Revenue

Managing Business in more than 130 Countries

99 Million Exchange Contracts Traded

More than 1,600 Employees Globally

$67 Million EBITDA

1983	1994	2000	2003	2004	2007
Farmers Commodities Corporation (FCC) became a clearing member of the Kansas City Board of Trade in 1983 and in 1985 purchased its first seat on the Chicago Board of Trade.	International Assets was listed on NASDAQ.	FCC acquired Saul Stone and Company to become one of the nation's largest commercial grain brokerage firms.	Current management team take control of International Assets with a strategy to focus on wholesale execution.	International Assets acquired global payments business Global Currencies, thereby establishing a London office.	International Assets acquired Gainvest group in South America, specializing in asset management and asset backed securities.

In 2017, the global financial and commodities markets once again experienced a marked lack of volatility. While such conditions create a challenging business environment for our company, we appeared on track to meet this challenge successfully as we improved our performance over the course of the year. Unfortunately, we suffered a significant reversal in the fourth quarter, due to a substantial credit loss amounting to $39 million post-tax, or $2.13 a share after reversal of executive incentives.

The loss was incurred by our physical coal business in Singapore. Management's response to this situation was prompt: We assessed our options, recognised the loss, capped any further losses, and closed down the business. While we continue to pursue every recourse available to us for mitigation, the prospects for success in these efforts remains uncertain.

From an internal perspective, I would like to commend our executive committee on the way they have dealt with this setback. Apart from their prompt response, they have been transparent in their interactions with the Board and with shareholders and, in the spirit of collective responsibility (rare these days), they have truly behaved as a team.

Your board and management understand clearly that your company's success depends on the confidence of its stakeholders – banks, employees, shareholders and, perhaps most importantly, customers. We have always run our company accordingly, and recognise that the confidence of our stakeholders may have been undermined by this event. However, we have made every effort to limit the financial impact of this loss and believe that we have succeeded in ensuring that it will not affect future performance. In addition, your board feels that this event is isolated in nature, and that the failures that led to it are in no way endemic to the company, its approach or its controls. Stakeholders should note that our executive team received no incentive bonuses for 2017 under the Executive Performance Plan.

I can also report that we seem to have had continuing support from a majority of our stakeholders, based on the relative stability of our stock price following the publication of our 2017 results and the earnings call, during which we detailed the loss. I consider that an enormous vote of confidence by the market and by investors in our long-term potential.

I continue to believe that such confidence is well-founded. Outside of the coal business debt charge, we continued to make progress during 2017. Despite the unfavourable market conditions mentioned above, our ROE steadily increased during the year (excluding the coal business charge). The Sterne Agee acquisition performed slightly ahead of our projections, and the ICAP oils business, the other acquisition made last year, continued to meet its profitability target. Our cross-selling initiatives continue to gain momentum and bear fruit. We have made substantial improvements to how we communicate with our customers, and significant investments in the platforms and tools we provide

2007	2008	2009	2010	2010	2010
FCStone acquired Chicago-based Downes-O'Neill, dairy specialists.	FCStone acquired Nashville-based Globecot, cotton specialists.	International Assets Holding Corporation and FCStone Group, Inc. merged.	Risk Management Incorporated, energy risk management specialists, was acquired by the newly merged company.	The Company acquired Hanley Group companies to expand the group's OTC trading business.	The Company acquired the futures division of Hencorp, coffee, cocoa and sugar specialists.

for their use. As just one example, our newly launched PMXecute+ platform for physical gold trading achieved 49.5 tons in volume in its first year. Finally, our organic profitability continues to benefit from albeit slowly rising interest rates.

Over the long term, our record continues to tell a story of strong growth: Since 2002, operating revenue has grown from $5.2 million to $784.0 million, market cap has increased from $1.5 million to approximately $787 million (as of December 20, 2017), and shareholder equity has climbed from $4.3 million to $449.9 million.

In addition, we have grown from a business dealing only in niche markets into a company able to execute and clear financial transactions worldwide. We are now a significant provider of liquidity to our clients and all the markets we deal in. I am optimistic that we will continue on this dynamic growth trajectory.

Of course, a business must be judged not only on its successes but also on how it overcomes its failures. To quote Rudyard Kipling: "If you can meet with Triumph and Disaster / And treat those two impostors just the same...Yours is the Earth and everything that's in it..."

While we are chastened by the loss incurred by our Singapore coal business, and are taking the appropriate lessons to heart, we remain undaunted in our pursuit of opportunities that we believe will deliver increased value to our customers and shareholders alike – even when those involve taking prudent risks.

I believe our management team have proven that they remain up to this challenge. For this reason, your board and I remain confident and optimistic that we will continue to deliver best-in-class results to all our stakeholders going forward.

As always, I would point out that both management and your board are significant shareholders, and that we truly are a company run by shareholders for shareholders.

I thank our employees, shareholders, banks and other service providers for their continued support and confidence, and I look forward with optimism to the year to come.

JOHN RADZIWILL
Chairman

"Over the long term, our record continues to tell a story of strong growth."

2011

International Assets Holding Corporation changed name to INTL FCStone Inc.

2011

Ambrian Commodities Limited ("ACL"), was acquired to provide commodities execution capabilities in the key LME market.

2011

The Company acquired the business of the Metals Division of MF Global and upgraded to LME Category One ring dealing membership.

2012

The Company acquired TRX Futures Ltd., a London-based brokerage and clearing firm for commercial coffee and cocoa customers that also offers energy and financial products.

2012

Online news and analysis subscription service Commodity Network is launched.

Our company once again performed strongly in the 2017 fiscal year, but that performance was undercut by a significant and unexpected credit loss arising from our physical coal business based in Singapore. For the better part of 15 years the executive team has worked to run a credible, professional business with the goal of becoming a large and meaningful financial franchise. We have prided ourselves on using common sense, instituting strong controls and always trying to do the right thing rather than the easy thing. We have run our company this way because we believe it earns us trust and credibility with all our key stakeholders – our investors, our customers, our banks and our staff. In our business, this trust and credibility is essential for success. Therefore, we understand the seriousness of an event like this, and we take it very personally. As such, the executive team will redouble our efforts to ensure that the circumstances that led to this development are not repeated. I will also note that the executive team received no incentive bonuses under the Executive Performance Plan for 2017.

We have now exited the physical coal business and will take a full write down of all amounts owed, including $47 million taken in the fourth quarter of fiscal 2017 and an additional $1 million which will be recorded in the first quarter of fiscal 2018. The net impact of this loss on the fourth quarter was $39 million, or $2.13 per share. For the fiscal year as a whole, we remained profitable with net earnings of $6.4 million, or $0.31 per share.

Excluding the impact of this bad debt charge, we achieved solid financial results for the year in the face of persistently adverse market conditions, while simultaneously making investments in the infrastructure necessary to maximize our value to customers and shareholders alike.

We achieved record operating revenues of $784.0 million in fiscal 2017, an increase of 17% over fiscal 2016. Pre-tax earnings from operations for fiscal 2017 of $57.9 million were reduced to $15.2 million by the bad debt expense in the physical coal business, net of the reduction in executive incentives. Excluding the net effect of this charge, we would have achieved a 10% return on equity (ROE) for fiscal 2017 and 13.2% for the fourth quarter alone. Both of these figures are below our long-term target of 15%, although returns accelerated throughout the fiscal year. We will continue to view ROE as a critical measure of success for the company.

Despite challenging market dynamics, our company achieved a number of noteworthy successes in fiscal 2017.

Our Global Payments segment continued its strong growth in 2017, with segment income increasing 27% from the prior year, due to strong growth in volumes versus modest growth in fixed costs.

2012	2013	2013	2013	2014
The institutional accounts of Tradewire Securities, LLC. are acquired.	INTL FCStone Markets LLC registers as a swap dealer.	The Company exits its physical base metals business.	Accounts of First American Capital and Trading Corp. acquired, adding correspondent clearing service capabilities.	The Company completes the consolidation of its two UK subsidiaries, INTL FCStone Ltd and INTL Global Currencies Ltd.

Our Clearing and Execution Services segment grew segment income by 105% over the prior year, largely due to our acquisition last year of the Sterne Agee clearing business and the ICAP oils business, as well as organic growth in our exchange-traded business. We merged our securities clearing business into our U.S. broker-dealer and FCM subsidiary in July 2017, which freed up nearly $25 million in regulatory capital. Our progress in fully integrating these capabilities and the other Sterne business lines into our company continues apace. For example, we re-launched the former Sterne Agee independent wealth advisory business as SA Stone Wealth Management in June. This unit is our largest clearing customer, and we look forward to maximizing the value of the 100,000-plus underlying accounts of this business as well as the nearly 50 other correspondent clearing relationships the Sterne Agee acquisition has brought to the company.

Our Commercial Hedging segment achieved 6% growth in fiscal 2017 following declines in fiscal 2016 driven by low volatility in the global grain and energy markets. This segment's growth accelerated throughout fiscal 2017, with the fourth quarter being the strongest of the fiscal year. This performance suggests to us that this segment is on a very encouraging growth trajectory.

These successes were tempered by a decline in our Physical Commodities segment, which was driven by the bad debt in physical coal, and a decline of 33% in our Securities segment, due to exceptional market conditions in the prior year connected to the devaluation of the Argentine Peso. Reduced revenue capture in our equity market-making business also played a role in this segment's decline in 2017.

Shifting from performance to strategic initiatives, the management team increased its focus in 2017 on building an efficient and scalable infrastructure where the marginal cost associated with incremental transactions is negligible. This will be a key differentiator medium-term and will help drive volumes and margins. The result of this in the short term has been a significant increase in technology-related costs, but we are working hard to ensure that we see a meaningful and enduring pay-off for this investment.

Two projects in 2017 exemplify our successes in this regard. Launched in February 2017, our PMXecute+ platform connects global buyers and sellers of physical gold and automates the trading process in a way that's easy, efficient and effective. Our customers who hold inventory for sale may post the quantity and form of their metal on the platform.

"Our core business accelerated nicely during 2017, and we believe it is well positioned to continue this trend into 2018."

2015

The Company completes the acquisition of G.X. Clarke & Co., an institutional dealer in U.S. government securities, federal agency and mortgage-backed securities.

2015

INTL FCStone Inc. consolidates its securities, rates and FCM businesses into INTL FCStone Financial Inc.

2016

The Company completes acquisition of the correspondent securities clearing business and independent wealth management business from Sterne Agee, LLC.

2016

The Company agrees to acquire the London-based EMEA oils business of ICAP plc, expanding the Company's global energy capabilities.

Commercial buyers can then access the platform and see, in one glance, all the available inventory – automatically priced to the location of their choice. By fiscal year's end, nearly 50 tons of gold had traded via the platform.

In October 2017, our OTC arm launched its Structured Products Online Calculator, or SPOC, which enables our brokers and OTC customers to view real-time OTC structured product indications and request quotes 24 hours a day, seven days a week. Again, this automates a process that has been largely manual. Now, customers have simple and convenient access to our products while also enjoying a level of pricing transparency that they are unlikely to find with other providers.

Both of these platforms place the needs of our customers at their centers. This same drive to increase our relevance with customers by providing simple and seamless solutions to their business problems has prompted senior management to consolidate all customer experience and engagement initiatives under one entity. Doing so will enable us to deliver an exceptional experience to our customers in ways that maximize our operational efficiencies and enable us to capture and grow more revenue from every relationship we have.

We firmly believe that our 2017 achievements and initiatives indicate continued positive momentum for the company overall, and set the table for stronger performance in the coming years.

PHILOSOPHY

In 2003, the current management team reconfigured the Company as a provider of financial services focused on under-served customers in niche markets. From the outset, we have had to earn our way into relationships by means of deep and specialized knowledge of our customers' markets, high-touch, value-added service, and a total and unwavering commitment to serving our customers' best interests. As we have continued to grow, our customer-first philosophy and culture has become deeply embedded in all that we do. Please take the time to read our Corporate Vision statement on our website, which sets out the deeply held values and principles our organization stands for.

In the intervening years, our practical approach has allowed us to take advantage of substantial changes in the financial markets, outgrow our niche capabilities, and become a leading global financial services company. From the original group of fewer than 10 professionals 13 years ago, we now employ more than 1,600 professionals serving more than 20,000 customer accounts located in nearly every country across the globe.

FINANCIAL PERFORMANCE

In 2017, we achieved segment net income of $169.0 million, a decline from $206.0 million in fiscal 2016 as a result of the bad debt expense in physical coal. Our Commercial Hedging, Global Payments and Clearing and Execution Services segments achieved growth in net segment income, while Securities and Physical Commodities lagged the prior year's performance.

Our largest segment, Commercial Hedging, earned $72.8 million in segment income, which was up 6% from the prior year. This was primarily driven by an increase in both exchange-traded revenues and interest income following increases in short term interest rates during the fiscal year.

Our Global Payments business continued to grow transaction volume in 2017, while simultaneously keeping costs relatively stable. This helped power a 27% increase in segment income. Fast growing and highly scalable, this segment is well positioned to achieve excellent margins and grow its market share as a solutions provider to the banking industry in the coming years.

Our Clearing and Execution Services business more than doubled its segment income in 2017 – growing to $30.4 million from $14.8 million the prior year. As expected, this performance improved over the prior year as we completed the integration of the capabilities we gained through our Sterne Agee business acquisitions and began to market them effectively. In addition, the exchange-traded futures and options portion of this segment increased both its transactional revenues and net interest income.

Our Securities business generated segment income of $46.6 million, a decrease of 33% over the prior year. This decline resulted primarily from weaker operating revenues in our equity market-making and domestic debt trading businesses, where lower market volatility led to the compression of spreads. In addition, the prior-year period included strong performance in our Argentine debt trading and asset management businesses following the devaluation of the Argentine Peso.

Finally, our Physical Commodities segment reported a segment loss of $31.4 million as compared to segment income of $13.3 million in the prior year, as the $47.0 million bad debt on physical coal more than offset the $8.2 million in operating revenues.

Overall, the average customer equity in our Commercial Hedging and Clearing and Execution Services segment increased 7% to $2.0 billion in fiscal 2017, as compared to the prior year. In addition, the correspondent securities clearing business ended the fiscal year with nearly $1.0 billion of interest-rate-sensitive balances. This, combined with an increase in short term interest rates, as well as increases in our domestic fixed income business, led to a $14.5 million increase in interest income in fiscal 2017, as compared to the prior year.

This year, we decided to sell the U.S. treasury notes we held in our interest rate program that matured after the current calendar year. Over the three year period, this program earned us approximately $15.0 million incrementally over short term T-bill rates and utilized nearly $20.0 million in capital in the form of incremental regulatory haircuts. We have now released the capital used by this program to be used elsewhere and short term interest rates are now right around the same yield we earned on the program, so there has been minimal impact on current earnings from this decision. On a go-forward basis we will now see any interest rate moves have a direct impact on our earnings for the full amount of customer float we carry.

In order to protect our bottom line, we pursue a flexible cost structure in which more than 50% of our total costs are variable and linked to revenue. For 2017, 53% of our total costs were variable and only 47% were fixed, down from our fiscal 2016 ratio due to the increase in bad debt expense.

"We believe our unique and increasingly scalable platform will enable us to grow our existing market share and pursue new market segments as they come into play."

Fixed compensation and other non-variable expenses were $338.7 million, up $98.7 million, or approximately 47%, from the prior year, primarily as a result of the increase in bad debt expense, as well as the acquisitions of Sterne Agee and the ICAP voice brokerage businesses.

As fiscal 2017 closed, shareholder equity totaled $449.9 million. Over the course of the year, we increased our book value per share to $24.02, an increase of 2% over the end of fiscal 2016.

Finally, we ended 2017 with $6.2 billion in total assets, a 5% increase over the end of fiscal 2016.

LOOKING AHEAD

Our core business accelerated nicely during 2017, and we believe it is well positioned to continue this trend into 2018. The industry continues to consolidate, and we look to gain market share as a result.

Our business model has been to offer vertically integrated execution and clearing in all major assets classes and markets for our customers. This enables us to create "sticky" customer relationships through which we have increased our advisory, clearing and execution revenues while also growing our customer balances. Until recently, however, we have seen limited revenue related to these customer balances, due to historically low interest rates. Thus, we have been reliant only on the execution revenue generated by our clients. In many ways, our business has been operating with one hand tied behind its back.

We believe that with synchronized global growth kicking in, the end of this era of extraordinary monetary accommodation is now in sight, and that with the expected increase in interest rates these client balances will produce incremental revenues for us. These incremental revenues will largely fall to the bottom line, and will result in more stable and predictable revenues, and, in turn, provide some real ballast to our earnings.

We also continued to experience depressed volatility in 2017, which in some instances reached multi-decade lows. In this environment, customer activity has been generally dampened and our spreads have compressed – compounding the negative impact of low volatility. We believe that volatility will also normalize as central banks withdraw from the markets.

The combination of the effect of rising interest rates on our growing client balances and increased transactional revenues due to more normalized volatility should be powerful drivers for us – and unleash the full potential of our business model.

After growing our capabilities and our customer base in recent years through acquisitions and organic growth, we continue to focus on upgrading and more tightly integrating our offerings, platforms, marketing strategy and customer experience. We believe this is necessary to achieving our goal of becoming a truly best-in-class global financial franchise. We believe our unique and increasingly scalable platform will enable us to grow our existing market share and pursue new market segments as they come into play.

On behalf of the executive management team, I want to thank all of our colleagues for their exceptional contributions during this productive year, our Board and advisors for their guidance, our bankers for their financial support, and our stockholders for entrusting their capital to us.

SEAN M. O'CONNOR
Chief Executive Officer

HEADQUARTERS

New York (US)
708 Third Avenue, Suite 1500
New York, NY 10017, USA
Tel: +1 212 485-3500

US OFFICES

Chicago (IL)
+1 312 780-6700

Birmingham (AL)
+1 800 240-1428

Bloomfield (NE)
+1 402 861-2522

Boca Raton (FL)
+1 561 544-7611

Bowling Green (OH)
+1 800 238-4146

Champaign (IL)
+1 800 747-7001

Houston (TX)
+1 713 820-4980

Indianapolis (IN)
+1 866 825-7942

Kansas City (MO)
+1 800 255-6381

Lawrence (KS)
+1 785 338-9230

Miami (FL)
+1 305 925-4900

Minneapolis (MN)
+1 800 447-7993

Mobile (AL)
+1 251-295-9432

Nashville (TN)
+1 615 234-2760

Omaha (NE)
+1 800 228-2316

Orlando (FL)
+1 800 541-1977

St. Louis (MO)
+1 800 888-4254

Twin Falls (ID)
+1 800 635-0821

West Des Moines (IA)
+1 800 422-3087

Youngstown (OH)
+1 800 589-2023

INTERNATIONAL OFFICES

Asunción (Paraguay)
+595 21 624 197

Beijing (China)
+86 10 6513 0855

Bogota (Colombia)
+57 1 484 1650

Buenos Aires (Argentina)
+54 11 4390 7595

Campinas (Brazil)
+55 19 2102 1300

Ciudad del Este (Paraguay)
+59 59 7214 2960

Dubai (United Arab Emirates)
+971 4 447 8500

Dublin (Ireland)
+353 1 634 9140

Goiânia (Brazil)
+55 62 3432 7912

Hong Kong (China)
+852 3469 1900

London (United Kingdom)
+44 20 3580 6000

Maringá (Brazil)
+55 44 3033 6800

Mexico City (Mexico)
+52 55 9171 1526

Passo Fundo (Brazil)
+55 54 2103 0200

Patrocinio (Brazil)
+55 34 3199 1550

Recife (Brazil)
+55 81 3040 1900

São Paulo (Brazil)
+55 11 3509 5400

Shanghai (China)
+86 21 5108 1234

Singapore (Singapore)
+65 6309 1000

Sorriso (Brazil)
+55 66 3212 4130

Sydney (Australia)
+61 2 8094 2000

Corporate Governance Statement

The Company is committed to high standards of corporate governance and has put in place a framework that fosters good governance, is practical for a company of our size and satisfies our current listing and regulatory requirements. The Company has instituted a Code of Ethics that demands honest and ethical conduct from all employees. Specific topics covered are conflicts of interest, fair dealing, compliance with regulations and accurate financial reporting.

Executives

The roles of Chairman and CEO are split. The CEO and CFO make all necessary representations to satisfy regulatory and listing requirements. Executive compensation is determined by a Compensation Committee composed exclusively of independent directors.

Board Of Directors

The Company has a Board of Directors consisting of one executive, one non-independent, and seven non-executive directors, all seven of whom are independent. The Chairman is a non-executive director. The Board oversees the strategy, finances, operations and regulatory compliance of the Company through regular quarterly meetings and additional special meetings when required. The non-executive directors regularly meet independently of the executive directors. The Nominating & Governance, Audit, Compensation and Risk Committees are each composed of three independent directors. The Audit Committee meets the SEC requirement that at least one of its members should be a financial expert.

Financial Reporting And Internal Control

The Company strives to present clear, accurate and timely financial statements. Management has a system of internal controls in place, regularly assesses the effectiveness of these controls and modifies them as necessary. Risk management is an important aspect of this system of internal controls, and the Risk Committee monitors compliance with risk policies.

Investor Relations

The Company seeks to provide accurate and timely information to stockholders and other stakeholders to facilitate a better understanding of the Company and its activities. The Company seeks to distribute such information as widely as possible through filings on Form 8-K, press releases and postings on its website, www.intlfcstone.com.

Forward-Looking Statements

This Annual Report contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements involve known and unknown risks and uncertainties, many of which are beyond the Company's control, including adverse changes in economic, political and market conditions, losses from the Company's activities arising from customer or counterparty failures, changes in market conditions, the possible loss of key personnel, the impact of increasing competition, the impact of changes in government regulation, the possibility of liabilities arising from violations of laws or regulations and the impact of changes in technology on our businesses. Although the Company believes that its forward-looking statements are based upon reasonable assumptions regarding its businesses and future market conditions, there can be no assurances that the Company's actual results will not differ materially from any results expressed or implied by the Company's forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned that any forward-looking statements are not guarantees of future performance.

Executive Directors

Sean O'Connor
Chief Executive Officer/President

Officers

William Dunaway
Chief Financial Officer

Xuong Nguyen
Chief Operating Officer

Brian Sephton
Chief Legal & Governance Officer

Bruce Fields
Group Treasurer

Tricia Harrod
Chief Risk Officer

Aaron Schroeder
Chief Accounting Officer

David Bolte
Corporate Secretary

Non-Executive Directors

John Radziwill
Chairman
Private Investor
Company Director

Paul G. (Pete) Anderson
Retired Company President
Member Risk Committee
Member Compensation Committee

Scott Branch
Retired Company President

John M. Fowler
Chairman Compensation Committee
Member Nominating & Governance Committee
Private Investor
Independent Consultant

Daryl Henze
Chairman Audit Committee
Member Risk Committee
Independent Consultant
Company Director

Bruce Krehbiel
Member Audit Committee
Member Nominating & Governance Committee
Chief Executive Officer Kanza Cooperative Association

Eric Parthemore
Chairman Nominating & Governance
Member Compensation Committee
Chief Executive Officer Heritage Cooperative, Inc.

Edward J. Grzybowski
Chairman Risk Committee
Member Audit Committee
Independent Consultant

Corporate Headquarters And Stockholder Relations

708 Third Avenue, Suite 1500
New York, NY 10017, USA
Tel: +1 212 485 3500

Stock Listing

The Company's common stock trades on NASDAQ under the symbol "INTL".

Company Information

To receive Company material, including additional copies of this annual report, Forms 10-K or 10-Q, or to obtain information on other matters of investor interest, please contact Group Treasurer Bruce Fields at the Stockholder Relations address or visit our website at www.intlfcstone.com.

Stock Transfer Agent And Registrar

Computershare is the transfer agent and registrar for INTL FCStone Inc. Inquiries about stockholders' accounts, address changes or certificates should be directed to Computershare.

To contact by mail:
462 South 4th Street, Suite 1600
Louisville, KY 40202

INTL · FCStone®

Commodities Global Payments Foreign Exchange Securities



www.intlfcstone.com